

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

Via E-mail
Zhenggang Wang
Chief Executive Officer and Chairman
Yosen Group, Inc.
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

> **Re:** **Yosen Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 11, 2014**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2014**
> **Filed November 14, 2014**
> **File No. 0-28767**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations
Year Ended December 31, 2013 compared to Year Ended December 31, 2012, page 17

Profit Margin, page 18

1. Please tell us and disclose the nature and cause of the adjustment made to remaining inventory at the end of 2013. Refer to Item 303(a)(3) of Regulation S-K and our Release

33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 21

2. We note your disclosure that cash equivalents held in the PRC subsidiaries are not freely transferrable outside the country. Please disclose restrictions that impact your ability to transfer cash among your PRC subsidiaries and the potential impact on your liquidity. In this regard, please explain why RMB of 8,526,143 at December 31, 2013 is held in bank accounts of your subsidiary Yiwu which you disclose as having ceased operations as of December 31, 2012.

Exhibits Index, page 32

3. It appears this Form 10-K is incorporated by reference into the registration statements on Form S-8 filed March 10, 2006 (file no. 333-132331), March 9, 2007 (file no. 333-141173), May 13, 2009 (file no. 333-159200), and July 19, 2012 (file no. 333-182754). As such, it appears that you should file a written consent of your independent registered public accounting firm pursuant to Item 601(b)(23) of Regulation S-K. Please advise.

Report of Independent Registered Public Accounting Firm, page F-1

4. We note your auditor has stated that the financial statements of Yosen Group, Inc. and subsidiaries as of December 31, 2013 and 2012 and for each of the years in the two-year period ended December 31, 2013 are audited; however, the audit report is dated April 4, 2013. It is not clear how the audit report date can precede the period that has been audited. Please advise or obtain a revised report from your auditor that reflects the correct audit report date. Refer to Rule 2-02 of Regulation S-X.

Consolidated Statements of Operations and Comprehensive Loss, page F-3

5. Please tell us your consideration of disclosing on the face of the financial statements or separately in the notes to the financial statements, the changes in the accumulated balances for the foreign currency translation adjustment component of other comprehensive income. Refer to ASC 220-10-45-14A.

Consolidated Statements of Cash Flows, page F-5

6. Please reconcile the changes in short-term bank loans as disclosed on the balance sheet and on page F-10 with the net proceeds disclosed in Cash Flows from Financing Activities for 2013.

Note 2 - Summary of Significant Accounting Policies, page F-8
Property and Equipment, net, page F-10

7. We note your disclosure on page 23 stating no capital expenditures were made in 2013 and that there are no investing cash flows indicating the purchase of property and equipment. Please explain to us the increase in automotive and office equipment from 2012 to 2013 and ensure you have disclosed information about your noncash investing activities. Refer to ASC 230-10-50.

Note 5 – Common Stock, page F-15

8. We note your sale on August 23, 2013 of 2,000,000 Units to two investors consisting of common stock and a warrant to purchase common stock for an aggregate total purchase price of $500,000. Please provide us the following information regarding this transaction:

    •   Tell us what was received in the form of consideration for the Units issued as we do not see cash proceeds reflected on your statement of cash flows.

    •   We note your statement of stockholders' deficit discloses the stock was issued for financing with $640,000 recorded to total equity and a loss on settlement of debt in the amount of $140,000 was reflected on your statement of operations. Please tell us and disclose the financing associated with the stock issuance and tell us the accounting guidance you relied on in recording this transaction.

9. You disclose the issuance of 2,760,000 shares of common stock for which $828,000 was recognized as stock compensation. Please reconcile your disclosure here with your statement of stockholders' deficit which reflects $1,241,332 recorded in association with this stock issuance. Also, please reconcile for us the amount of stock compensation expense reflected in your statement of cash flows for 2013 with the amounts disclosed in this note to your financial statements.

Note 11 – Discontinued Operations, page F-18

10. We note on page 19 that Wang Da closed all of its retail stores as of December 31, 2013. Please tell us why you did not classify its results of operations as discontinued until the second quarter of 2014. Refer to ASC 205.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Consolidated Balance Sheets, page 1

11. Please tell us the nature of the amounts included in Advance from stock subscription and how it relates to the subscription receivable.

Note 16 – Segment Information, page 17

12. Please tell us and disclose what the "Other" reportable segment represents. Refer to ASC 280-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. You may contact me with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief